UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1- 12090

GRUPO RADIO CENTRO, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

Constituyentes 1154 (7° Piso)
Col. Lomas Altas
C.P. 11950, México, D.F., México
(5255) 5728 48 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Shares, without par value, Ordinary Participation Certificates (“CPOs”), each CPO representing one Series A Share and American Depositary Shares (“ADSs”), each representing nine CPOs

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:        70

Pursuant to the requirements of the Securities Exchange Act of 1934, Grupo Radio Centro, S.A.B. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2013	By:	/s/ Pedro Beltrán Nasr
	Name: Title:	Pedro Beltrán Nasr Chief Financial Officer